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                               [CALENERGY LOGO]


                             FOR IMMEDIATE RELEASE

CONTACTS:
Patti J. McAtee                           Joele Frank
Director, Corporate Communications        Abernathy MacGregor Group
(402) 341-4500                            (212) 371-5999


           CALENERGY QUESTIONS NYSEG'S LAWSUIT AGAINST FERC AND PSC:
                   CONTINUED WASTEFUL AND FRIVOLOUS TACTICS

      New York, New York, August 8, 1997. CalEnergy Company, Inc. ("CalEnergy") (NYSE, LSE and PSE symbol: CE) issued the following statement in reaction to yesterday's litigation brought by New York State Electric & Gas Corporation ("NYSEG") (NYSE symbol: NGE) against Saranac Power Partners (as well as the FERC and New York Public Service Commission ("PSC")) and the preceding day's petition to the PSC, each believed to be an attempt to obstruct CalEnergy's pending tender offer.

      "It is deplorable that NYSEG's management would go to such lengths to try to create a delay in the ability of NYSEG shareholders to benefit from our pending cash tender offer. Yesterday's lawsuit actually sees the utility suing its own state Public Service Commission and the FERC (as well as Saranac) to complain against rules adopted by FERC in 1980. It's frankly extraordinary. NYSEG is suing the FERC and the PSC over FERC rules implemented seventeen years ago. The FERC, in 1995, rejected NYSEG's arguments in two 5-0 votes. The Chair of FERC at the time, described NYSEG's position as `legally and morally bankrupt.'

      "Only a management bent on entrenchment at all costs would engage in such needless and wasteful tactics to attempt to prevent its own shareholders who wish to sell from realizing cash for their shares. We are confident that NYSEG's frantic and misguided attempts to delay our tender offer will ultimately fail. Given that NYSEG's Board and management has squirreled away for their own benefit $52 million in prefunded "Golden Parachutes", it is no real surprise that they feel so free to continue spending increasingly large sums of money on wasteful matters such as these. Instead, they should be sitting down with us to discuss our cash merger proposal and the benefits it would bring to their shareholders, ratepayers, employees, customers and other constituencies.

      "In the last week alone, NYSEG has filed at least three separate legal actions, including two federal court proceedings and a petition to the PSC, seeking to obstruct and delay our pending tender offer as well as denying us a shareholder list, thereby requiring us to seek relief in state court."

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      "These lawsuits are of course in addition to the six lawsuits which have already been brought against NYSEG and the NYSEG Board by its own shareholders because of the Board's actions to date. It is truly ironic that one of these frivolous proceedings brought by NYSEG alleges that our proposed acquisition of 9.9% of NYSEG's stock would give us impermissible influence and control over NYSEG and that this requires prior PSC approval. It seems to us that the only people exercising influence and control over NYSEG today are their lawyers."

      On July 18, 1997, CalEnergy's wholly-owned subsidiary CE Electric (NY), Inc. formally commenced a cash tender offer for 6,540,670 shares of NYSEG common stock at a price of $24.50 per share. The tender offer is scheduled to expire at 12:00 midnight, New York City time on Thursday, August 14, 1997, unless extended.

      CalEnergy, which manages and owns interests in over 5,000 net MW of power generation facilities in operation, construction and development worldwide, currently operates 19 generating facilities and also supplies and distributes electricity to 1.5 million customers.

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